FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

ENDESA has appealed to the Spanish Supreme Court
the Cabinet’s decision to allow hostile takeover bid
by Gas Natural

The next key steps in the process include approval by the Spanish National Securities Markets Commission (CNMV) of the takeover prospectus and the beginning of the acceptance period for the bid. This means that, depending on circumstances, the bid process may continue for at least another two months.

ENDESA’s recent share price performance and the market’s positive reception of our Strategic Plan underscore ENDESA’s higher value.

In light of recent reactions to this process, we at ENDESA are convinced that the market has clearly acknowledged the Company’s higher value.

There are a number of ongoing processes which could have a significant impact on the takeover bid.

New York, February 14th, 2006.- On February 3rd, the Spanish Cabinet ruled in favour of the consolidation that would take place if the Gas Natural’s hostile takeover of ENDESA (NYSE:ELE) goes through, but subject to certain conditions.

Regarding this ruling, ENDESA notified the CNMV on Monday February 6th that:

“In the wake of the Spanish Cabinet’s decision to approve the takeover of ENDESA by Gas Natural, the Executive Committee of ENDESA’s Board of Directors has decided to appeal this ruling at the Supreme Court.
ENDESA believes that the conditions imposed, together with the poor quality of Gas Natural’s project, mean that the business combination lacks strategic, economic and manufacturing rationale, while by the same token jeopardising the initiative due to the serious regulatory risk it entails.”

On February 9th, our Company lodged this appeal with the Supreme Court.

Meanwhile, Gas Natural’s Board of Directors, after analysing the conditions imposed by the Government, decided on Monday to go ahead with the operation and reiterated its intention of leaving the price and payment terms of its bid unchanged, even though the market has clearly and repeatedly signalled that these were insufficient and inadequate.

Ongoing processes

Since the hostile bid was launched, our Company has undertaken a series of initiatives in defence of the interests of our shareholders and employees and which are still are still pending resolution.

•
An appeal to the European Union’s Court of First Instance against the European Commission’s ruling that the deal falls under jurisdiction of the Spanish anti-trust authorities, and not the European courts.

We recall that on February 1st, the Court rejected ENDESA’s request that it issue preventative measures before analysing the appeal. Nonetheless, the Court’s ruling states that this decision in no way represents an opinion on the merits of the appeal. The Curt will probably issue its final ruling before the takeover bid process is complete.

•
The request to the CNMV to insist that La Caixa fulfil its obligation to launch a takeover bid for 100% of Gas Natural, as while it only owns 32.5% of the share, the financial entity controls the gas company’s Board of Directors. In accordance with takeover law, this means it is obliged to launch a bid for 100% of the utility.

•	Various ongoing legal processes to declare the agreement between Gas Natural and Iberdrola null and void. This agreement reached prior to the bid launch is a vital component of the bid itself.

•	The Supreme Court appeal regarding the Cabinet’s decision to allow the consolidation that will result from the takeover bid, if successful.

These initiatives are still ongoing and could have an impact on the outcome of the bid.

ENDESA is worth more

In the meantime, ENDESA’s shares have rallied strongly on the equity markets. Our market cap has increased to Euro 25.939 million at the close of business yesterday, February 9th, a much higher value than Gas Natural’s bid. In some sessions during the last few days, the stock has traded as high as Euro 25 per share, closing yesterday at euro 24.50 per share, i.e., 15.7% above the Gas Natural’s bid.

In addition, since Gas Natural continues to propose paying ENDESA‘s shareholders one-third in cash and two-thirds in Gas Natural shares for their shares, this would represent Euro 21.18 at yesterday’s close prices, of which Euro 7.34 would be in cash and the remainder in Gas Natural shares.

Bearing in mind ENDESA’s close yesterday of Euro 24.50, not only is Gas Natural not offering our shareholders any control premium for the Company, their bid actually means giving up Euro 3.32 per share and waiving the Euro 2.095 interim dividend payable on 3 July in exchange for shares in Gas Natural, whose future performance is frankly uncertain and are clearly overvalued.

Market recognition of ENDESA’s higher value

The rally in ENDESA’s shares is partly due to the market’s reception of the Company’s excellent 2005 earnings announced on January 18th, which featured a 154% increase in net profit to Euro 3.182 million, a new Company record. Even stripping out capital gains generated by the disposal on non-core assets, mainly in the telecommunications sector, net income would have increased by 60% to Euro 1.841 million on like-for-like terms and would still imply a new record for the Company.

Thanks to its 2005 earnings, ENDESA is in the position of being able to seek approval at its next General Shareholders’ Meeting for a total gross dividend of Euro 2.4 per share against 2004 earnings (the sum of the Euro 0.305 per share interim dividend paid out in January and the Euro 2.095 final dividend to be paid in July if the Board approves it), representing a total dividend of Euro 2.541 million.

The market also reacted very positively to the Strategic Plan presented by ENDESA on 3 October, targeting, among other objectives, compound annual growth in net income of over 12% between 2005 and 2009 and the proposal to pay dividends over Euro 7 billion to shareholders. We highlight that our 2005 results handily beat the targets contained in this Plan and that the dividend to be proposed at the next General Shareholders’ Meeting, if approved, would be meeting 36% of the aforementioned dividend target in a single year.

These factors account for analysts’ recent earnings revisions. On average, the analyst community has raised price targets for the Company by 25% since the bid was announced and this processed has not finished. ABN Amro’s new price target is Euro 30 per share, while Credit Suisse First Boston has set its target at Euro 28.5 per share.

In sum, these facts and figures underscore the market’s acknowledgment of ENDESA’s higher value.

Gas Natural is sticking with a clearly insufficient bid

Meanwhile, the Board of Directors of Gas Natural has reiterated the terms of its bid, which according to market consensus are clearly insufficient and inadequate.

The market reacted negatively to the arguments made by Gas Natural in its announcement that it was accepting the conditions imposed by the Cabinet, in favour of its decision to leave the terms of its insufficient bid intact as well as its ungrounded criticism of ENDESA’s 2005 earnings, which have been duly audited.

The arguments made by Gas Natural reflect a lack of knowledge of the electricity sector. This, together with poor results from management of its gas business in recent years and its reluctance to give earnings guidance - in sharp contrast to the transparency and scope of guidance contained in ENDESA’s Strategic Plan - are further reasons to reject Gas Natural’s proposals.

In light of the fact that Gas Natural’s bid is insufficient and inadequate and that ENDESA’s strategic targets are far more solid and offer greater profitability, we do not believe the bid will prosper under current conditions. We have the firm conviction that our shareholders, aware of our Company’s higher value, will act accordingly.

A long road ahead

Gas Natural’s takeover bid still has a long and arduous way to go.

Within this context, we want to highlight the attitude of everybody that works for and with the Company. As expected, each and every one of them has continued to perform his or her tasks with the utmost professionalism that is our Company’s trademark and which is apparent in our 2005 results and has been duly noted by the market.

In sum, ENDESA has behaved, and will continue to do so, unwaveringly in defence of its shareholders and employees and in support of its business plan with an excellent outlook, while maintaining its customary commitment to the regions in which it operates.

For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: February 14th, 2006	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations